NR10-16	May 11, 2010

International Tower Hill Continues to Grow New High-Grade SW Zone, Livengood Project, Alaska

Highlights:	128 metres @ 1.3 g/t gold
21 metres @ 2.2 g/t gold
8 metres @ 6.0 g/t gold
17 metres @ 2.1 g/t gold
52 metres @ 0.9 g/t gold

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-A: THM, Frankfurt: IW9) is pleased to announce the results for 9 additional holes from the SW Zone and 2 holes from the Sunshine Zone (Figure 1).  The new results continue to expand and confirm higher grade mineralization in the SW Zone.  One of the best holes drilled in the deposit to date in the SW Zone, MK-RC-0345, returned cumulative (not continuous) grade thickness of 285 gram metres, intersecting both near surface higher grades (9 metres of 1.9 g/t gold and 17 metres of 2.1 g/t gold) and deeper higher grades (128 metres of 1.3 g/t gold).  These 9 holes (Table 1) effectively fill in the SW zone and confirm its continuity, and will be important for the upcoming resource update as a number of un-estimated and inferred blocks will be addressed with this new information.  There are a total of 4 holes still pending from the Winter 2010 campaign.

Results for two additional holes, located in the northwest extension of the Sunshine Zone on the western margin of the higher grade core section to the east, were also received (Table 2).  This zone remains open to the north, and is scheduled to be addressed in the Summer 2010 drilling program which begins in early June.

The results from the Winter 2010 drilling program will be included in a new resource update that will be utilized in a revised Preliminary Economic Assessment (PEA) designed to integrate a combined milling and heap leach gold recovery circuit.  The focus of the study is to maximize project economics with the addition of a gravity/flotation milling circuit and to improve cost estimates and mining optimization.  This study utilizes heap leach and mill recovery data from the Company’s ongoing metallurgical studies and is scheduled for completion in late Q2 or early Q3 of this year.

Figure 1 : Locations of new assay results and current cumulative grade thickness map.  Grade thickness contours are plotted relative to the location of mineralization in the subsurface in angled drill holes and so are offset from the collar locations shown.

Table 1 : Significant New SW Zone Intercepts*

(*Intercepts are calculated using a 0.25g/t gold cutoff and a maximum of 3 metres of internal waste.  Cumulative gram metres are sum of the grade thickness products for all intercepts including many which are not reported here.)

Hole #	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Cumulative grams x metres
MK-10-50	63.4	72.5	9.1	1.52	69
	92.4	95.7	3.4	0.96
	101.5	107.6	6.1	0.50
	121.3	124.4	3.1	1.13
	132.8	144.2	11.3	1.03
	253.8	263.4	9.6	0.57

MK-RC-0339	303.3	324.6	21.3	2.20	58

MK-RC-0342	3.1	10.7	7.6	6.02	89
	19.8	36.6	16.8	0.87
includes	33.5	36.6	3.1	2.07
	230.1	263.7	33.5	0.58
includes	236.2	242.3	6.1	1.11

MK-RC-0344	221.0	237.7	16.8	0.67	56
	248.4	257.6	9.2	1.78

MK-RC-0345	13.7	22.9	9.1	1.87	285
	51.8	68.6	16.8	2.06
includes	51.8	62.5	10.7	3.00
	85.3	99.1	13.7	0.53
	103.6	112.8	9.2	0.58
	132.6	141.7	9.1	0.86
	153.9	157.0	3.1	1.33
	172.2	178.3	6.1	0.86
	181.4	309.4	128.0	1.32
includes	182.9	190.5	7.6	2.88
includes	214.9	234.7	19.8	2.48
includes	277.4	295.7	18.3	2.22
	315.5	336.8	21.3	0.75
	347.5	356.0	8.5	1.57

MK-RC-0346	39.6	44.2	4.6	0.86	64
	105.2	111.3	6.1	3.92

MK-RC-0347	48.8	57.9	9.1	0.65	32
(hole was lost and redrilled as 348)	85.3	99.1	13.7	0.71
	164.6	167.6	3.0	0.99

MK-RC-0348	64.0	70.1	6.1	0.96	92
	94.5	108.2	13.7	0.72
	112.8	120.4	7.6	1.43
	157.0	163.1	6.1	0.82
	192.0	199.6	7.6	0.78
	207.3	213.4	6.1	0.81
	292.6	330.7	38.1	0.65

MK-RC-0349	83.8	91.4	7.6	0.78	87
	237.7	289.6	51.8	0.87
includes	259.1	266.7	7.6	2.23

Table 2: Significant New Sunshine Zone Intercepts*

(*Intercepts are calculated using a 0.25g/t gold cutoff and a maximum of 3 metres of internal waste.  Cumulative gram metres are sum of the grade thickness products for all intercepts including many which are not reported here.)

Hole #	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Cumulative grams x metres
MK-RC-0350	82.3	88.4	6.1	1.58	27
includes	85.3	88.4	3.1	2.79

MK-RC-0343	97.5	102.1	4.6	0.95	45
	184.4	207.3	22.9	0.72
	195.1	207.3	12.2	0.81

Livengood Project Highlights

  Drilling at the project continues to expand the deposit, with the current estimated resource only representing a snapshot in time.  The latest resource estimate (as at February 28, 2010) of 369 Mt at an average grade of 0.78 g/t gold (9.3Moz) (Indicated) and 122 Mt at an average grade of 0.77 g/t gold (3.0Moz) (Inferred), both at a 0.5 g/t gold cut-off grade, makes it one of the largest new gold discoveries in North America.
  The Core and Sunshine Zones together account for most of the higher grade mineralization (Indicated Resources of 184 Mt at an average grade of 0.98 g/t gold and Inferred Resources of 56 Mt at an average grade of 0.99g/t gold, based on a cut-off grade of 0.70 g/t gold) and will form the basis for starter pit design work.
  Ongoing metallurgical studies are focussing on the potential use of milling, with a flotation-gravity circuit, which has returned initial recoveries of 88% with an 80% volume reduction and offers significant potential for operational and capital cost savings.  Test data for conventional whole ore milling with a gravity-CIL system produced initial recoveries of 86% (See NR10-06).  Optimization work is ongoing for these processing alternatives, as they have potential to make significant positive impacts on project economics.
  The geometry of the currently defined shallowly dipping, outcropping deposit has a low strip ratio amenable to low cost open pit mining which could support a high production rate and economies of scale.
  No major permitting hurdles have been identified to date.

The Company wishes to emphasize that the Livengood project has a very favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska along the paved, all-weather Elliott Highway, the Trans-Alaska Pipeline Corridor, and the proposed Alaska natural gas pipeline route.  The terminus of the Alaska State power grid lies approximately 55 kilometres to the south.

ITH controls 100% of its approximately 125 square kilometre Livengood land package, which is made up of fee land leased from the Alaska Mental Health Trust, a number of smaller private mineral leases and 115 Alaska state mining claims.  The Company and its predecessor, AngloGold Ashanti (U.S.A.) Exploration Inc., have been exploring the Livengood area since 2003, with the project’s first indicated resource estimate being announced in early 2008.  The Winter 2010 drilling continues to expand the Money Knob deposit.  Money Knob is emerging as one of the world’s largest new gold deposits and is located in one of the most stable and mining friendly jurisdictions in the world.

Geological Overview

The Livengood Deposit is hosted in a thrust-interleaved sequence of Proterozoic to Palaeozoic sedimentary and volcanic rocks.  Mineralization is related to a 90 million year old (Fort Knox age) dike swarm that cuts through the thrust stack.  Primary ore controls are a combination of favourable lithologies and crosscutting structural zones.  In areas distal to the main structural zones, the selective development of disseminated mineralization in favourable host rocks is the main ore control.  Within the primary structural corridors, all lithologies can be pervasively altered and mineralized.  Devonian volcanic rocks and Cretaceous dikes represent the most favourable host lithologies and are pervasively altered and mineralized throughout the deposit.  Two dominant structural controls are present: 1) the major shallow south-dipping faults which host dikes and mineralization which are related to dilatant movement on structures of the original fold-thrust architecture during post-thrusting relaxation, and 2) steep NW trending linear zones which focus the higher-grade mineralization which cuts across all lithologic boundaries.  The net result is broad flat-lying zones of stratabound mineralization around more vertically continuous, higher grade core zones with a resulting lower strip ratio for the overall deposit and higher grade areas that could be amenable for starter pit production.

The surface gold geochemical anomaly at Livengood covers an area 6 kilometres long by 2 kilometres wide, of which approximately half has been explored by drilling to date.  Surface exploration is ongoing as new targets are being developed to the northeast and west of the known deposit.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release and has approved the disclosure herein.  Mr. Pontius is not independent of ITH, as he is the President and CEO and holds common shares and incentive stock options.

The work program at Livengood was designed and is supervised by Dr. Russell Myers, Vice President, Exploration, and Chris Puchner, Chief Geologist (CPG 07048), of the Company, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core.  Duplicate reverse circulation drill samples are collected with one split sent for analysis.  Representative chips are retained for geological logging.  On-site personnel at the project log and track all samples prior to sealing and shipping.  All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Reno, Nevada or Vancouver, B.C. for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum from early stage to the advanced multimillion ounce gold discovery at Livengood.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its key holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
International Tower Hill Mines Ltd.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332/Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production at the Livengood project, the completion of a preliminary economic analysis of the Livengood project incorporating a milling scenario, the potential for higher grade mineralization to form the basis for a starter pit component in any production scenario, the potential low strip ratio of the Livengood deposit being amenable for low cost open pit mining that could support a high production rate and economies of scale, the potential for cost savings due to the high gravity concentration component of some of the Livengood mineralization, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources” and “indicated mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and United States shareholders are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition adopted by the SEC in Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.